Exhibit 99.7
EVENING EARNINGS CALL

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q1 FY 10 RESULTS
July 10, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
CEO and MD

S.D. Shibulal
COO

V. Balakrishnan
CFO

Ashok Vemuri
Head – Banking and Capital Markets and Member – Executive Council

Subhash Dhar
Head – Communications, Media and Entertainment and Member – Executive Council

Abraham Matthew
Infosys BPO

CONFERENCE CALL PARTICIPANTS

George Price
Stifel Nicolaus

Ed Caso
Wells Fargo Securities

Mark Zgutowicz
Piper Jaffray

Joe Foresi
Janney Montgomerry

Moshe Katri
Cowen and Company

Ashish Thadhani
Gilford Securities

Julio Quinteros
Goldman Sachs

Jamie Friedman
Susquehanna

Moderator

Good day everyone and welcome to the Infosys 1st Quarter Fiscal 2010 earnings release conference call. Today’s call is being recorded. At this time for opening remarks and introduction I would like to turn the conference to Sandeep Mahindroo. Please go ahead sir.

Sandeep Mahindroo

Thanks Augusta. Good morning everyone and welcome to this call to discuss Infosys financial results for the quarter ending June 30th 2009. I am Sandeep from the Investor Relations Team in New York. Joining us today on this call is our CEO and MD Mr. Gopalakrishnan, COO Mr. S.D. Shibulal, and CFO Mr. V. Balakrishnan along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter followed by the outlook for the quarter ending September 30th 2009 and year ending March 31st, 2010. Subsequently we will open up the discussion for Q&A. Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward looking statement and must be read in conjunction with the risk that the company faces. A full statement and an explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now pass it to Mr. Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep and good morning, good afternoon and good evening to every one of you. Thank you for joining us on this call at the end of Q1. We have exceeded the higher end of our guidance by 3.9%. Our guidance was $ 1.06 bn to $ 1.08 bn and we did $ 1.12 bn. Revenue increased sequentially by 0.1%. Of course in constant currency it declined. Volume declined sequentially by 1.1% which is slightly better than what we had projected at the beginning of the quarter. Onsite volumes declined by 2.1% and offshore volumes declined by 0.6%. In constant currency terms the revenue per employee has come down by about 1%. Utilization is slightly lower, but given where we are and given the environment in which we are operating today we feel that we have been able to execute this quarter reasonably well. We have increased the operating margin by about 0.7%. We have added 27 clients. We have had 3 large outsourcing deals. We have won 3 transformation deals. We continue to add employees. We continue to invest in sales an d marketing. We continue to invest in solutions, IP. We have capacity and we see growth opportunities. We can take advantage of that and our ability to manage the margins in these circumstances gives us the confidence that we would be in a strong position.

If I look at the environment in medium to long term, we still believe in the growth story for the industry. In the short term it is going to be volatile, it is going to be challenging, it is going to be unpredictable and that is why if you look at our guidance in dollar terms, we did not revise the upper end of the guidance. The lower end of the guidance reflects what happened in the 1st quarter. It has been increased by about $100 million. At the EPS levels for the full year. We are saying $1.97 to $2.00. It is a sequential decline from last quarter and we feel very cautious in the short term but optimistic in the medium to long-term. When we discuss with our clients, they were probably more upbeat couple of weeks back. The last two weeks sentiments may have become a little bit negative. They also tell us that recovery will be sometimes in 2010, beyond this fiscal for us. So we want to be cautious at this point and that is reflected in our guidance.

The currency is fluctuating, it is quite volatile. We have benefited from currency movements and Bala will explain the details this quarter. Our philosophy always has been to take the exchange rate at the last day of the quarter and project. So whatever is reflected includes what has happened in the 1st quarter but it is based on the last day’s exchange rate. And what is seen now is our forecast guidance based on the current economic environment. Now I will pass it on to my colleague Shibulal to give you more segmentation details.

S. D. Shibulal

Thank you Kris. I will just start with the pricing environment. The pricing environment continues to be challenging. We have an increase in our revenue per person this quarter, 1% in reported currency which is after a decline of 3% in Q4, the last quarter, but in constant currency terms actually the revenue per person has declined by 0.9%. The pricing continues to be challenging. At the same time we believe that most of the negotiations are over, at least for Phase I. It does not mean that there will not be a second round of negotiations. That will depend on the economic situation going forward.

Utilization 70.1% compared to 74.3% last quarter, this is excluding trainees. We have honored all the commitments which we gave to campus. People have joined, gross addition this quarter has been 3,500 plus, net addition negative actually 900 plus. The attrition is 11.1% which includes an involuntary attrition of 2.9%.

Client addition, we have added 27 new clients this quarter. Two of them are Fortune 500. We have 330 million dollar clients giving us $1 million in LTM basis; 19 clients giving us more than $50 million and 4 clients giving us more than $100 million. Our total active number of clients is 569 as of this quarter.

Service breakup - there is an increase in maintenance revenue as a percentage. It has gone up from 21.7% last quarter to 23.2% this quarter. It is very much in line with what we believe what the clients are trying to do. They are trying to reduce their total cost of ownership of lights-on work. So they are trying to convert their fixed cost to variable cost as well as do some partner consolidation which is showing up as increased revenue in application maintenance. Meanwhile the consulting revenue has dropped from 25.4% to 24.4%. This is a reflection of the tightness in the discretionary spend.

As far as vertical split is concerned, most of them have remained stable. Insurance banking and financial services give us 33% this quarter; exactly same as what it was last quarter. There is a marginal increase in telecom, 16.9% this quarter compared with 16.7% in the last quarter. Fixed Price has remained stable. North America is 64.7% of the revenue, again quite stable compared with last quarter. With that let me handover to Bala for the financial update.

V. Balakrishnan

Good evening folks. This quarter has been extremely good, much better than what we expected. At the beginning of the quarter, we said we will have revenues of $1,060 million to $1,080 million. We did $1,122 million as we got some benefit because of the cross currency movement of something around $23 to $24 million. Rest of it is due to better volumes than what we expected at the beginning of the quarter. We had a gross profit of 42.7%, last quarter was 42%. The sales and marketing expense remained constant and our operating income was 30.1%, last quarter was 29.5%. If you remember in the beginning of the quarter, we said for full year the operating margin could come down by around 300 basis points because we want to make investments outside India, we want to hire locals in all the markets we operate and we also want to put more money on sales and marketing. Those investments have not happened in the 1st quarter and in the next three quarters we will be making those investments. And we also reconfigured t hose costs. So net-net for the full year, from the earlier expectation of 300 basis points drop in operating margin, it could be something around 150 basis points drop in the operating margin. So to that extent the effective tax rate could go up from 17% to 20%. That is already factored in the guidance.

For the current quarter, our net margin was 27.9%, last quarter was 28.6%. All the subsidiaries did well this quarter except for consulting which made a loss of $2.5 million. Most of the other subsidiaries had turned profitable and to some extent that improved our margins.

For the full year, we have revised our guidance at the lower end, not in the upper end, we revised the lower end guidance by $100 million and we want to keep the upper end of the guidance at the same level because we believe that uncertainty in the environment still continues and we do not want to go overboard.

On the currency side, the rupee appreciated by around 3% this quarter. Technically it should have impacted our margin by around 1.2% but the cross currency movement have benefited us. So we are now seeing larger impact of currency movement on the operating margins because the rupee movement has been offset by the cross currency movement. At the operating margin level, we had an impact of $8 million because of the currency. At the non-operating level, we had a benefit of $7 million because we had a translation impact of $13 million which was offset by hedging benefit of $19 million. Net-net at the net income level, the impact due to currency is only $1 million. We have a hedging position of $598 million at the end of the quarter, last quarter end we had $506 million. We continue with our strategy of hedging for next two quarters at any point of time. We do not want to go beyond that because the volatility in currency is huge and if we take a long-term view, it could hurt us. For example, for this quarter the Australian Dollar moved by around 15%, Euro moved by around 5% and UK Pound moved by around 8%. So in this kind of volatile situation, there is no point in taking a long-term view. So we will continue to take a short-term view and cover our exposure for next two quarters.

We ended the quarter with a $2.5 billion of cash. Our DSOs are under control, DSO of 56 days only and 5% of receivables are more than 90 days. So all in all, it was a great quarter. We want to be cautious for the full year and that is reflected in our guidance. With this I conclude now. We can open up for Q&A.

Moderator

Thank you. The question and answers session will be conducted electronically. To ask a question, you may do so by pressing the * key followed by the digit 1 on your telephone. Keep in mind, if you are using a speaker phone, to press your mute function to allow your signal to reach our equipment. Again that is * 1 to ask a question. We will pause for a moment to assemble the queue. Our first question will come from George Price of Stifel Nicolaus.

George Price

Hi thanks very much. Couple of questions. First of all nice results. The fiscal 2010 constant currency revenue growth guidance, I understand is coming down versus what was given last quarter despite better than expected volume performance in the quarter and what looks like a reduced pricing headwind, why is that? What has changed in the view over the next three quarters to cause that?

V. Balakrishnan

Well it is basically because we do not want to change the guidance at this point of time. We know with constant currency it is slightly coming down from what we guided in April. But at the end of the day the uncertainty in the environment continues. Even though we have done well in the 1st quarter, we do not want to increase the guidance for the next three quarters. We want to wait and see how the whole environment changes because even though there are some positive news coming at the macro level, at the micro level things have not changed much. So basically we want to be more cautious. So we have not changed the Dollar guidance. If that reflects as a small decline in constant currency, that is it.

Kris Gopalakrishnan

Just to add to that, if you look at our 1st Quarter there is a volume decline of about a 1% and there is a volume decline, its not growth right? So we said let us be cautious at this point. Previously we had said that there will be a slight growth in the next three quarters, now it is actually flat for next three quarters and the net result of that is in constant currency terms there is a slight decline.

George Price

So the overall constant currency it is primarily a volume issue? Is that just a slower than expected ramp up?

V. Balakrishnan

No, basically we want to be cautious because there was a volume decline of 1% in the 1st quarter. We believe the things have not stabilized in the environment. So we are more cautious about the environment. That is reflected in the guidance.

George Price

Okay. Next Bala could you just kind of step us through this specific new drivers of the 150 bps of operating margin decline in fiscal 2010? What is the new expectation on pricing impact, operating margin in the year, currency, utilization, investment, that kind of stuff?

V. Balakrishnan
Earlier we said we could be spending close to 300 basis points for the two initiatives which we spoke about I) Is the onsite hiring in all the geographies where we operate. II) Is the increase spending on sales and marketing. In the 1st quarter we are not able to spend that because it takes some time to spend money. So in the next three quarters we could be spending that and it could spill over to next year. We also reworked the cost based on the current realities. And the revised expectation impact could be around 150 basis points on the margins. On the utilization side we are still going out with the 18,000 hiring which we said in April. So utilization could come down for the full year. We are keeping the model ready; we are keeping the people trained. So if there is a turn in the environment, we will be better positioned to take the growth. Onsite offshore mix, we are assuming same level of 1st quarter to remain for the next three quarters. Normally our guidance assumes the same pricing level what we see in the last quarter for rest of the year. So whatever pricing level we saw in the 1st quarter, we assume to remain constant for next three quarters in our guidance. Currency rate, we normally take the quarter end rate and assume that to be remaining constant for rest of the year because these are variables which we do not know how it is going to move. So all those factors are reflected in the guidance and the revised guidance fully reflects all these assumptions.

George Price

Typically you can break those out in terms of the basis point either hit or benefit to the delta in operating margin. Can you do that based on the new assumptions?

V. Balakrishnan

No those assumptions remain. For every one percent utilization there will be a 40 basis point impact. For every percent move in Rupee Dollar rate, there is a 40 basis points impact on operating margin. Those assumptions remain same but the variability will be the percentage of those.

George Price

Right. When you say the cost of the investments you intend to make in, reconfigured, obviously they are lower but can you give a little bit detail as to why they lower, what investments you are not ultimately making?

V. Balakrishnan

That will be too much of detail. There are two initiatives, we reworked the cost and also it got deferred to next two to three quarters and overall reduction is 150 basis points.

George Price

Okay. I guess last question on the investments. As you go forward how should we think about, how they are going to impact margins on a quarterly basis as we move to fiscal 2010 or our investments can be more weighted to the back half of the fiscal year, they are going to be relatively evenly distributed, any color along those lines?

Kris Gopalakrishnan

We have given you the margin figures and the EPS figures so it is reflected and we have given you for the next quarter also. So the numbers are there actually. Bala, do you want to add anything?

V. Balakrishnan

No, we have given the guidance for this year. Whatever will happen for the next three quarter is already factored in that. What will happen next year, we will say somewhere in the April next year.

George Price

Okay. Thanks for the clarification.

Moderator

We will go next to Ed Caso with Wells Fargo.

Ed Caso

Hi, good evening and good morning. I am just trying to get some clarification on the higher tax rate, is that because with the flat revenue assumption that means less work is going to SEZ’s and you are having some of your STPI facilities hit the 10 year target. So because of this lack of growth you are sort of having a mix problem, is that the right interpretation?

V. Balakrishnan

No, tax rate normally change if more revenues come out of that tax holidays. This year some of the units are getting out of the tax holiday. When we gave the guidance, we assumed the margins to come down there on 300 basis points. To that extent the tax outflow was less. That is why we say 16.5% to 17%. Now the margins are going up by 150 basis points from the earlier assumption. To that extent, effective tax rate could go up by around 2%. So it could be between 19% to 20%. We assumed 20% because it depends on the growth. If the incremental growth comes in, that could go into SEZ. We have to see how much of incremental growth is going to come, how the mix is going to change. Right now I think it is safer to assume 20% because the margins went up and effectively the tax rate has to go up.

Ed Caso

My other question is on the H1B visa issuance, I believe you have dramatically reduced that number this quarter versus a year ago, what kind of expense implications did that have in the June quarter?

Kris Gopalakrishnan

See, the demand is flat at this point, in fact volume came down little bit. Hence our need for additional visas has also come down and that is the only thing. We also knew or we kind of anticipated that the quota would not get filled up because the demand is low. And I am told that the number of visas applied is about 45,000 out of the 85,000 or so. So we felt that we could do just in time if need be and so we did not apply for the number normally we would have applied. We have sufficient visas at this point and that is really not a concern.

Ed Caso

And Bala what is the financial impact in the quarter?

V. Balakrishnan

Well, the visa cost has come down. Last year 1st quarter, I think we had some $ 15 million visa cost. This quarter, I think it is around $4 to $5 million dollars.

Ed Caso

Thank you very much.

Moderator

We will go next to Mark Marostica with Piper Jaffray.

Mark Zgutowicz

Hi this is actually Mark Zgutowicz for Mark Marostica. Just a follow-up to earlier question about the reduced investment. I am just wondering if this sort of parallels with your slightly more cautiousness for the year. Simply put, are you reducing your investments because you are just not seeing the return there? And then could you also sort of talk about what the mix of that 150 bps will be broken out between investment outside India and in the selling and marking line?

Kris Gopalakrishnan

We are cautious at this point and we are very clear that the environment continues to be challenging and we are cautious. We want to make sure that of course investments give us return in the medium to long-term. We do not expect it to be within the short-term. These are sales investments; these are recruitments in the markets. All these are actually outside. In India we have already factored in 16,000 people and also lower utilization has been factored in. So these are primarily outside India and we had said in the beginning that we will recruit about 100 people onsite, 1000 people outside India. It is taking more time for us. As Bala said some of this may even get shifted to next fiscal year. So that is partly the reason. Second is that we continue to run the business as efficiently as possible and one of the other examples we just now talked about is the visa and things like that. So we make sure that we keep our expenses under control and we will continue to do that for the rest of the year and so we have recomputed all that and there are quite a few items here and that is the reason why we are not breaking these things out. And we will make the right choices as we go along this year. If we feel comfortable that we can accelerate growth by recruiting more aggressively, we will do that.

Mark Zgutowicz

Okay fair enough. Utilization, I think last quarter you had mentioned for the years you expected it to be down roughly 500 to 600 basis points. So just curious, are you still looking at that target which would put you guys around the 68% level. And if so what quarter do you see sort of a bottom on that utilization front?

Kris Gopalakrishnan

See, we have involuntary attrition that has gone up by 1%. Our overall attrition is 11.1%. In fact for the first time, in many quarters our overall employee count has come down this quarter by 945. Yes, utilization is going to come down but to a certain extent it is going to depend on attrition, it is going to depend on volume growth and things like that. We need to recruit in certain services. For example in BPO, we have to recruit at this point. So there are certain areas we need to do the recruitment because the business is there, growth is there. So utilization will depend on that. Second, we are also extending training. We want to make sure that given that there is slack, we train our incoming batch properly. So utilization will come down and is it going to be exactly 68%? Maybe somewhere in that range or even lower than that actually for a brief period.

Mark Zgutowicz

Okay great. Thanks very much.

Moderator

We will go next to Joseph Foresi with Janney Montgommery Scott.

Joseph Foresi

Hello gentleman. My first question here is, as we have heard some early signs of a movement towards stability. I wonder if you could be clearer, it sounds like, on the macro side things you are seeing some movement there and how do we reconcile that versus your cautious tone?

Mr. Ashok Vemuri

Yeah, this is Ashok. Relative to about six months we are definitely seeing a lot more stability if you will but there is a lot of contradiction from a macro perspective. The data is leading us to believe contradictory things actually and some of that is actually getting translated into client’s behavior as well. So it is true that we are seeing some amount of client traction, conversations are getting converted into transactions but at the same time we are not seeing any change in the amount of due-diligence or the fact that sales cycles are still very long and that decision making is  happening at the top of the house. And recent data is also creating some amount of hesitation as we see from our clients whether it is increasing delinquencies or the other macro-economic environment. And we are continuing to see forced attritions from our clients and of their employees. So a combination of all these things. In spite of the fact that we have shown reasonably better numbers this quarter, we want to be cautious because it is little difficult to look out and see how this is going to pan out. We hope that it will pan out in the same fashion that it did in the quarter that just preceded us, but we cannot be sure. Hence the caution.

Kris Gopalakrishnan

Just to add to that actually, if you look at technology analyst predictions, they say that the beginning of the quarter, IT spending will be 3% to 4% down. Now actually they have revised it to 6% to 11% down. We polled our clients, they have not changed their stance about when they expect recovery to happen. Most of them said beyond March 2010, that means beyond this fiscal year. Technology analysts have predicted a downward trend in IT spending. I saw some financial analyst report also which said the same thing saying that IT services spending will be muted and most companies will conserve cash and maybe keep the lights on, as Shibu says. We have seen a dip in discretionary spending. In application development that has come down, our enterprise solutions, consulting has come down slightly. So we have factored all these things. We have several data point and there are some positives but enough negatives to tell us that we need to be cautious at this point.

Joseph Foresi

That is fair. Shibu, you talked about completing pricing and that you are through Phase I, but there could be a Phase II, if I understand that correctly. Maybe you could just talk about what Phase I entails and then what would cause there to be a Phase II and if there would be further price decreases? Because it sounds like, initially you thought it was 6% down this year and now you think it is 5%.

Kris Gopalakrishnan

So what we meant by that is one round of price negotiations are over and potentially, we are not saying that it will happen because the clients are saying that they may come back if the environment becomes worse. So potentially there could be other rounds, right? So that is the uncertainty in this environment. There is a little bit of unpredictability and uncertainty in this environment. At the beginning of the quarter we said we expect revenue per employee to drop by about 6% this year but now that we have better information, we have seen one quarter, we have seen the impact, we have changed it to 5%. So that is the current projection for the year in terms of revenue per employee.

Joseph Foresi

Okay. And then just lastly here you talked about some key factors. It sounds like polling your clients is where you are getting most of your data from but in your conversations with your clients, what would generally be the correlation that would drive things down lower, would it be continuous economic instability or is that just correlated directly to the economy in general?

Kris Gopalakrishnan

See clearly the ability of clients to forecast and control their own revenues, that is what drives it. It is all driven from the CEO downwards. If the CEO sees that their revenue drops by 20%, there is immediate cut on expenses by 20%, staff by 20%. This is in US of course. Europe, the way they handle these things are slightly different. So it is CEO down. It is their ability to forecast their revenues. It is the growth they see, the impact on their own business. So it is really driven top down and the IT departments and various business functions react to that actually. We have had clients tell us that in March, April, etc., their ability to forecast was one of the lowest in phase in memory. They had absolutely no way to forecast their revenue. May-June, we got the feedback saying that they are feeling slightly better. But in the last two weeks that Ashok already talked about, again there is some slight tentativeness. So this is uncertainty we are faced with today. Nobody is able to give the comfort. An d then we read all these economists reports and analysts’ reports etc and we felt that we have to be cautious at this point. If you look across sectors, manufacturing, retail, clearly they are going to take much longer to recover. So there are sectoral differences, there are overall economic impact, our client surveys, lots of data point actually. We have tried to look at all these things and as I said, clearly the negatives at this point outweigh the positives. Even though we had a good quarter, we felt that we cannot change the guidance at this point and that is why we left at this point. And of course then you start back calculating from that guidance, various other parameters and you get the rest of the numbers.

Joseph Foresi

Very completely answered. Thank you.

Moderator

We will go next to Moshe Katari with Cowen & Company.

Moshe Katri

Hey, thanks. BFSI was really flat for the quarter and telecom was up, I think 1% or 2% for the quarter sequentially. Can you kind of talk a little bit about trends in both of these important verticals, talk about the bookings for the quarter, project ramp and pricing? Thanks.

Ashok Vemuri

Let me actually give you a quick update on BFSI. So basically BFSI was fairly flat this quarter as compared to the previous quarter. Of the 27 new accounts that we have opened this quarter; 9 of them are from the BFSI space equally distributed in the US as well as in Europe. We are beginning to see some traction in a variety of areas especially around productivity improvement, efficiency, projects on agility etc, some programs have started and there is an active conversation on post-merger integration work, not as large as we thought we would see, but even then we are seeing some of those programs start. We are seeing a lot of work on consolidation, we are seeing a lot of work on elimination of process duplications and replication, a lot of work on agility and process improvement. Specifically, we are being invited increasingly to areas where we were not being invited and I mentioned post-merger integration is one of them. We are seeing lot more traction on some of our platform-based solutions especially in the payments area. We are seeing opportunities in the replacement of legacy transaction system especially in core banking. We are seeing some opportunities in securities trading and processing. Wealth management, an area that has been a forte of us, we have seen it there. We are seeing activity in our risk management and compliance solutions especially on internal audit and I also mentioned the post-merger integration and consolidated IT cost reduction opportunities in certain lines of businesses and in certain geographies. We are also seeing increased traction in new geographies which are typically not our areas of strength especially Nordic. We are seeing some traction in Continental Europe, in Australia, as well as in South Africa. As regards pricing, as Shibu had mentioned earlier, we do believe that most of the price renegotiations are behind us. So the flight to procurement that happened at the beginning of the quarter and there was a little bit of an overhang into the quarter as well, that is over but having said that, we do not eliminate the possibility of revisit in certain cases to that. Having said that, our pricing continues to command premium as we understand from our clients as well as from the industry analysts, maybe a little lower but command a premium over the pricing that our competitors are charging.

Moshe Katri

And then telecom had a slight uptake sequentially for the first time since the September quarter last year. Can you talk about what you are seeing also on the telecom side and I also noticed that your largest customer fell as a percentage of revenues by about 100 basis points? Thanks.

Subhash Dhar

This is Subhash Dhar. I will take the telecom question. So in telecom we did see a slight increase although it is more like a flat revenue this time  and  this is basically because of revenues coming from certain clients and kind of balancing out some of the fall which we may have had in other accounts. As you know telecom business is quite lumpy for us. In terms of revenue per customer, it tends to be pretty high, the revenue concentration and therefore decisions or slowness of decisions by even one of those clients can create some of this unevenness across quarters. So I would not read too much into this quarterly number. I think the overall trend is that the telecom demand has not been seriously impaired in this downturn. However, the main issue has been the slowness of decisions and that is the main concern area for us in telecom. I didn’t catch your last point. Was that a separate question?

Moshe Katri

I mentioned that your revenue contribution from your largest client, I am assuming it is a telecom client declined sequentially during the quarter.

Subhash Dhar

Yes

Moshe Katri

One last question. You mentioned that the consulting segment lost a bit more than $2 million during the quarter. What sort of estimates are truly factored in terms of profitability of this year and into fiscal 2010? And then can you also give us an update on your operation in China? Thanks.

Kris Gopalakrishnan

Consulting subsidiary is a statutory reporting. So do not look at it too much because consulting overall is split between the parent and the subsidiary. Overall consulting is doing well. It is profitable. They have actually a higher utilization than overall company and doing well. If you take the take combined entity, their margins are pretty good actually. In the transformation deals they are working on, their margins are better than company average. If you just take consulting alone, their margins would be closer to 6-8%. So overall consulting is doing okay. China is still incurring a very small loss. We have now multiple multinational clients and most of the clients we are working out of China are multinational companies who are entering into China. The number of employees is about 1,000. And we are happy with the progress we are making in China. Of course, our foray into domestic Chinese market is yet to yield results but clearly, we are in the right direction in China and we are happy with the progr ess we are making. The quality is very good. They have assessed us at the highest level of the Capability Maturity Model already and the quality is pretty good.

Moshe Katri

Okay, thanks. Congratulations.

Moderator

We will go next to Ashish Thadhani with Gilford Securities.

Ashish Thadhani

Yes, good evening. I have a question on visa legislation, specifically the 50-50 provision. Can you describe what a worst case scenario might look like for Infosys in terms of disruption or costs?

Kris Gopalakrishnan

See, it is very difficult to kind of paint a worst case scenario. Let me try. A worst case scenario would have to be that the law comes into place and it is effective immediately. If it gives some time to companies to meet the targets, let us say, six months, a year or if it is only for new visas, etc., the impact is much lower and it gives us the time to adjust to that. What we would have to do is recruit additional people and bring back some of the existing people, replace them with people hired locally in the market. There is a blip in costs temporarily because there is an overlap between the two teams but then when it reaches steady state, offshore would probably increase slightly, onsite will come down. Onsite teams mostly about 50% will be hired locally and it will come to steady state after that. So that is the scenario which is most likely if it really go through. But given that the quota is not through, unemployment is high. So it is really not clear at this point which way it is going to go. Ev en before this all happened, we have been recruiting in the US and we continue to recruit in the US this year also. We have said that we will be recruiting about a 1,000 people. We are adding sales capacity in the US. So we continue to recruit in the US both at experienced level as well as in colleges. So we will have to wait and watch at this point.

Ashish Thadhani

Based on your analysis of what the temporary interim costs might be, is there anyway that you can put a boundary around that or quantify it?

Kris Gopalakrishnan

We have not attempted to do that. We may have to recruit about 2,000-2,500 people to meet the numbers or we can also acquire a company. So we may have to do something like that

Ashish Thadhani

Okay, thank you very much. Nice quarter.

Moderator

We go next to Julio Quinteros with Goldman Sachs.

Julio Quinteros

Great. Just to start off quickly, on the margin trends and also on the earnings trends, typically the seasonality for September quarter tends to be flat-to-up when we look at margins or earnings expectations. But it looks like this quarter when you went into September quarter the expectation based on your implied earnings is that we will actually see a downtick in earnings. What is driving that? Because typically it seems like September is one of your strongest quarters?

Kris Gopalakrishnan

Julio see, we are considering this as an extraordinary year. We never had a year of zero growth, right? It is an extraordinary year. The uncertainty continues to be very high. Actually I just now read a Goldman Sachs report where the report said that IT services and offshore, you were quite negative actually. Just now I read that report. We also read all these reports and we are also concerned. So we felt that it is better to be cautious.

Julio Quinteros

When you look at the margin build-up, when we have some numbers last quarter, I guess this question is for Bala. We walked through some scenarios in terms of how much you would get a benefit from Rupee? So the Rupee was going to benefit you 450 basis points. Then you told us that pricing would be down 250 to 300 basis points and you told us that utilization would be a drag of 200 to 250 basis points. Along with that you told us the reinvestments in sales and marketing would also be a drag of anywhere between 200 to 300 basis points. The change in your guidance this time around for the operating margin assumption is purely the reinvestments in sales and marketing, is that what you are suggesting?

V. Balakrishnan

You are right, Julio. It is basically the change in the investment because we talked about two investments. One is onsite hiring, second is sales and marketing. Those things we were not able to spend in the first quarter, that could get spent in the next three quarters. So to the extent there is some reduction in the spending. And number two we also reworked our costs. And overall the savings is about 150 basis points.

Julio Quinteros

And can you just clarify the cross currency benefits? Historically, we had only worried about the rupee and the rupee impact to the margins. But obviously with everything that is going on now with the Pound and the Euro, etc., some of those things are working here with you or against you. I did not understand what you were trying to suggest about, how much of those other currencies sort of either helped or hurt relative to what the rupee was doing in the current quarter? Can you sort of lay that out a little bit more clearly, please?

V. Balakrishnan

Yeah, life has become tough with the cross currency, because earlier we had to worry only about Rupee/Dollar, now there are multiple currencies which are moving up and down. See, most of the European currencies have strengthened against the dollar during the quarter. When it strengthens, our reported dollar revenues looks good and to some extent the benefit flows into our margins. So, this quarter we had a 3% appreciation in Rupee that could have impacted the margin around 1.2%, but we have that cross currencies moving in our favor. It has more or less offset the impact. It is very difficult to put a number for a cross currency like the Indian Rupee, because Rupee/Dollar for every 1% move, we can quantify it as a 40 basis point impact. Cross currencies are difficult because each one moves in different direction. For example, Australian Dollar appreciated by around 15%, UK Pound appreciated by around 8%, Euro appreciated by some 5% and basked of currencies and the percentage of our revenues coming from th ose currencies always vary. So it is very difficult to put an exact number for a cross currency movement.

Julio Quinteros

Okay. So the 3% Rupee change would have been 1.2%. We are seeing a drag or a benefit?

V. Balakrishnan

What I said was, 3% appreciation of Rupee could have impacted the margin by around 1.2%. It was offset because of the beneficial movement of cross currencies.

Julio Quinteros

Okay. Got it, guys and then the other parts, I guess just to be clear on the constant currency assumption. At the beginning of the year we were thinking a range of constant currency, flat to down 4% and you are now saying constant currency is going to be down 3% to 4%. I think you guys have explained is cautious because of the environment and we did write a report saying things are still pretty bad out there. So I agree with you guys and probably makes more sense, but that is correct that the cross currency number is moving towards the lower end, is that correct?

Kris Gopalakrishnan

Yeah, constant currency is (-) 3% to minus (-) 4%, yes.

Julio Quinteros

Okay, got it. I have been asked and I am looking at the metric sheet that you guys provide on a quarter-over-quarter basis, in constant currency terms, it looks like the only vertical that improved from what I can tell was the BFSI, but manufacturing, retail and telecom, all seem to be actually doing worse on a quarter-to-quarter basis when I look at the vertical constant currency break-outs. Is the worst behind us or you guys are still kind of assuming that some of these other verticals could stay cushy and especially related to that, this is my last question, is the telecom clients done showing the atrophy or would you guys still see more pressure there?

Kris Gopalakrishnan

So when you look at industry verticals we believe that manufacturing, retail, etc. would take much longer to recover. Having said that, if there are specific clients who start spending early and we may see some of that also, in anticipation of recovery, they may start spending because retail includes CPG also and we may see some of that, then we may see a better growth in one of these sectors. But generally we feel that manufacturing and retail would take much longer to recover. Telecom because they had gone through a downturn in 2001, probably the memory is quite current, seem to be handling this better. BFSI has reacted very quickly, has also got help from government and this is all North America. Europe has a very different behavior actually. Then the second part of your question, we want to retain all our clients. We have good relationships with all our clients. It has declined. We hope that at some point it will start growing back again. And our endeavor is to continue to work with all our clients a nd there is nothing else at this point. Different companies are affected differently, they spend differently and they look at their partners differently.  It is just that this quarter we have no $ 300 million plus clients. That’s all. There is nothing more I would want to say here at this point.

Julio Quinteros

Okay. The headcount decline this quarter, I think this is the first time I have ever seen you guys actually have net headcount adds go negative for a quarter, but I think you are still saying 18,000 adds for the year, is that a gross number, correct?

Kris Gopalakrishnan

That is a gross number. See, we had involuntary attrition go up by 1%. This quarter the involuntary attrition is 2.9%. If you exclude that actually attrition has come down by 1% this quarter. And overall 18,000 gross and 1st quarter we hired about 3,500-odd gross numbers and we are looking to hire about 4,500 in the 2nd quarter and 18,000 for the year. The overall number has not changed.

Julio Quinteros

Okay, guys. Thank you very much. Good luck.

Moderator

We will go next to James Friedman of Susquehanna.

James Friedman

Hi, thank you.  Congratulations on a good set of numbers. I want to ask first about the BPO operating margins. I do not know if Amitabh is on the line but they almost doubled to 18% and I was just wondering as to what that might have been to and was that contemplated when you gave the original guidance?

Abhram Mathew

We had contemplated meeting these numbers when we had given the guidance originally. There, of course has been the small margin improvement by about 1.3% as compared to budget and this is because of the cross currency movement which has been in our favor. So overall when we had given the guidance for this year we had anticipated that we would be meeting profitability of approximately 20% on overall basis and we are in line with meeting that target.

James Friedman

Okay, thank you. And then I had a question Bala, with regard to the unbilled revenue. The unbilled revenue seems to have risen both in absolute terms and as a percentage of revenue. Historically, I thought that moved in constant with fixed price contracts, but they actually declined. I am trying to understand why the unbilled might have moved up if fixed price moved down?

V. Balakrishnan

Well, the way to look at it is you have to see the net of unbilled and unearned revenues. The incremental movement is something around $ 10 million to $ 20 million. That is what is happened this quarter also. Especially the unbilled revenue would have gone up slightly because of a currency factor as the dollar declined against European currencies. So if some of the fixed price contracts are denominated in European currencies, the dollar value of that could look higher this quarter.

James Friedman

Yeah okay, that makes sense. My last thing is, Bala, I guess the sub text to some of the questions on this call seem to be that you may have kind of sandbagged the guidance, both for this quarter and for what remains for this year. One question I had is with regard to the onsite-offshore mix, because your onsite-offshore mix came down actually about 100 basis points which I realize it takes a while to spend what you are contemplated in your guidance, but that number in particular, seems more mechanical. I guess because of the related visa costs and a profitability profile, that does seem to be potentially an important margin factor. I guess my question is with regard to onsite-offshore what are you contemplating now, are you moving more people here or there and what is the overall trend for the year on the onsite-offshore mix?

Kris Gopalakrishnan

In our guidance we have assumed the same levels. When we negotiate with clients on lower cost etc., one way to give that to them is to bring more work offshore. Do not read too much into a quarterly number. But yes, there is some benefit to client, some benefit to Infosys if we do more offshore in this environment. That is one factor that is driving it. But quarter-upon-quarter, there will be some small variations. There is a reduced development work now, discretionary spend is lower. So it is possible that some of those people have come back. So that is where it is right now. It is not a trend yet and let us wait for more data points in the future quarters before I would say that okay, we are definitely moving work offshore. We are also going to recruit onsite. That we have already stated. And hence some of those costs are going to go back into the model over the next three quarters. So that is where we are.

Unfortunately we have completely run out of time. Our investor relationship managers, Sandeep, Shekhar etc. are in touch with you and they could answer any questions or arrange calls with us if need be. And let me again thank you all for taking the time to interact with us. Thanks and look forward to interacting with you during the quarter or if not at the end of next quarter. May be I will see some of you during the quarter also. Thanks again.

Moderator

That concludes today’s conference. Thank you, everyone for the participation.